06006194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 2 8 2006 PROCESSING WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS Plaza, Suite 305, 255 Ponce de León Avenue
(No. and Street)

San Juan (City) Puerto Rico (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramón Domínguez (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor, San Juan, Puerto Rico 00917
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 2 3 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramón Domínguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Aff. No. 892

Sworn and subscribed before me by Ramón Domínguez of legal age, single broker and President of RD Capital Group personally known to me the 27th day of February, 20 In San Juan, Puerto Rico

Notary Public

LUZ VIVIENNE NEVAREZ RIVERA · NOTARIO PUBLICO

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RD CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

TOGETHER WITH AUDITORS' REPORT

RD CAPITAL GROUP, INC.

INDEX

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD CAPITAL GROUP, INC.** (a Puerto Rico corporation) as of December 31, 2005 and 2004, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 20, 2006.

2107901

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 979,131	222,386
Due from related companies	6,000	9,000
Due from stockholder	194,769	85,797
Other receivables	24,900	13,092
Prepaid expenses	28,490	12,178
Total current assets	1,233,290	342,453
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(89,619)
Net property and equipment	-	2,767
INVESTMENT IN MARKETABLE SECURITIES	8,474	9,907
OTHER ASSETS:		
Deposit with Clearing House	100,000	100,000
Total assets	$ 1,341,764	455,127

The accompanying notes are an integral part of these balance sheets.

BALANCE SHEETS -- DECEMBER 31, 2005 AND 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ 30,601	$ 10,055
Commissions payable-		
Stockholder	838,500	55,500
Others	12,079	39,682
Accrued payroll taxes and withholdings	27,255	11,194
Other accrued expenses	41,359	21,111
Accrued corporate income taxes	46,079	11,179
Total current liabilities	995,873	148,721
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	231,035	231,035
Retained earnings	79,856	40,371
Total stockholders' equity	345,891	306,406
Total liabilities and stockholders' equity	$ 1,341,764	$ 455,127

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions and fees	$ 2,283,754	$ 1,279,197
Interest and other income	599,312	64,786
Total revenues	2,883,066	1,343,983
OPERATING EXPENSES:		
Employee compensation, commissions, payroll taxes and benefits	2,231,490	914,855
Travel and entertainment	216,795	101,924
Occupancy costs and office expenses	93,813	105,461
Communications and postage	78,955	71,664
Dues, subscriptions and other registration fees	42,696	18,941
Professional and temporary services	34,558	33,374
Property, municipal and other taxes	20,531	18,941
Trainings	19,011	5,918
Auto expenses	18,480	19,501
Insurance	17,023	3,305
Advertising	5,500	15,504
Depreciation and amortization	2,767	7,401
Other expenses	16,462	5,441
Total operating expenses	2,798,081	1,322,230
INCOME BEFORE PROVISION FOR INCOME TAX	84,985	21,753
PROVISION FOR INCOME TAX	45,500	6,000
NET INCOME	39,485	15,753
RETAINED EARNINGS, beginning of year	40,371	24,618
RETAINED EARNINGS, end of year	$ 79,856	$ 40,371

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and fees received	$ 2,871,258	$ 1,337,445
Operating expenses paid	(1,998,750)	(1,449,579)
Interest paid	(624)	(640)
Income tax paid	(10,600)	(7,013)
Net cash provided by (used in) operating activities	861,284	(119,787)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Collections from (advances to) related companies	3,000	(9,000)
Advances to stockholder	(108,972)	(44,973)
Purchase of marketable securities	-	(6,607)
Proceeds from sale of marketable securities	1,433	-
Net cash used in investing activities	(104,539)	(60,580)
INCREASE (DECREASE) IN CASH DURING THE YEAR	756,745	(180,367)
CASH AND CASH EQUIVALENTS, beginning of year	222,386	402,753
CASH AND CASH EQUIVALENTS, end of year	$ 979,131	$ 222,386
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income	$ 39,485	$ 15,753
Adjustments to reconcile net income to net cash provided by (used in) operating activities-		
Depreciation and amortization	2,767	7,401
(Increase) decrease in assets-		
Other receivables	(11,808)	(6,538)
Prepaid expenses	(16,312)	13,181
Increase (decrease) in liabilities-		
Accounts and commissions payable	(7,057)	21,319
Accrued payroll taxes and withholdings	16,061	(340)
Commissions payable to stockholder	783,000	37,500
Accrued corporate income taxes	34,900	(1,013)
Other accrued expenses	20,248	(207,050)
Total adjustments	821,799	(135,540)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 861,284	$ (119,787)

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:

During the year ended December 31, 2004 the Company converted the subordinated notes payable to stockholder for $225,000 into additional paid in capital.

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (Bank of New York Securities Group Company), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) **Revenues and expenses** -

Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) **Property and equipment** -

Property and equipment is recorded at cost. Depreciation and amortization is provided on a straight-line basis using the following estimated useful lives.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(c) **Use of estimates** -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) **Income taxes** -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(e) Investments -

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting of Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values and all debt securities are classified as held to maturity, trading, or available-for-sale securities. All investments with readily determinable fair values have been classified as available-for-sale in the accompanying financial statements.

(f) Cash and cash equivalents -

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(g) Advertising costs-

The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expense for the year 2005 amounted to $6,000 approximately.

(h) Reclassifications –

Certain amounts in the December 31, 2004 financial statements have been reclassified to conform with the December 31, 2005 presentation.

(2) Investment in marketable securities:

As of December 31, 2005 and 2004, the total investment in securities consisted of US Treasury Notes, bearing interest at 2.875% and maturing on November 2006. As of December 31, 2005 and 2004, the fair market value of the investment approximates cost.

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by Pershing. During the years 2005 and 2004, the funds were invested in US Treasury Notes. As of December 31, 2005 and 2004, the fair market value of the investments approximates cost. Balances as of December 31, 2005 and 2004 were as follows:

Investment Description	2005	2004
2.875 % US Treasury Notes, maturing November 30, 2006.	$ 100,000	$ 100,000

(4) **Subordinated notes payable**
to stockholder:

During the year ended December 31, 2003 the Company had subordination agreements for borrowings from stockholder, approved by the National Association of Security Dealers (NASD), and were available in computing the net capital under the Securities and Exchange Commission's uniform net capital rule to the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements. In June 2004, the NASD approved the Company's request to convert the three above referenced subordinated loans to equity capital in the aggregate amount of $225,000.

(5) **Retirement plan:**

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. Employer contribution for the years ended December 31, 2005 and 2004 aggregated $522,500 and $222,000, respectively.

(6) **Income taxes:**

A reconciliation of the Company's income tax expense for the years ended December 31, 2005 and 2004 is as follows:

Description		2005		2004
Income tax expense at statutory rates	$	19,996	$	4,351
Tax effect of permanent and temporary differences		25,504		1,649
Total income tax expense	$	45,500	$	6,000

(7) **Lease commitments:**

The Company operates in premises, comprising 1,892 square feet, occupied under the terms of a lease agreement expiring in July 2010. Total rent expense under this lease agreement amounted to $46,807 and $43,127 during 2005 and 2004, respectively. Future rental commitment under this operating lease, through its expiration are as follows:

Year ending December 31,		Amount
2006	$	51,722
2007		53,274
2008		54,872
2009		56,518
2010		33,539
	$	249,925

(8) Related party transactions:

During 2005 and 2004, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent year-end balances with related parties:

	2005	2004
Commissions Expense - Stockholder	$ 1,284,000	$ 244,500
Commisions due to Stockholder	$ 838,500	$ 55,500
Due from Stockholder	$ 194,769	$ 85,797
Due from related Companies–		
San Juan Holdings, Inc.	$ 6,000	$ 5,000
RD Capital Insurance, Inc.	-	4,000
	$ 6,000	$ 9,000

(9) Concentration of credit risk:

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(10) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2005 and 2004 the Company had the following net capital figures:

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2005	2.23 to 1	$ 50,000	$ 70,648	$ 54,911
2004	.48 to 1	$ 50,000	$ 178,193	$ 169,571

(11) **Supplementary information:**

The accompanying Schedules I, II, III and IV have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules such as Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, through December 31, 2005 and 2004, the Company has had no activities that would need to be disclosed on such schedules.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL:		
Total stockholders' equity	$ 345,891	$ 306,406
Add- Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	345,891	306,406
Less- Non-allowable assets-		
Petty cash	600	600
Account receivable from stockholder	194,769	85,797
Account receivable from related companies	6,000	9,000
Other receivables	24,900	13,092
Prepaid expenses	28,490	12,179
Property and equipment	-	2,767
Total non-allowable assets	254,759	123,435
Less- Haircuts on securities-		
Money market account	18,857	3,133
Marketable securities	1,627	1,645
Total haircuts on securities	20,484	4,778
Net capital	$ 70,648	$ 178,193
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet-		
Accounts payable to suppliers	$ 30,601	$ 10,055
Commissions payable	12,079	39,682
Accrued payroll taxes and withholdings	27,255	11,194
Other accrued expenses	41,359	14,111
Accrued corporate income taxes	46,079	11,179
Total aggregate indebtedness	$ 157,373	$ 86,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 10,492	$ 5,748
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Highest minimum net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 20,648	$ 128,193
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 54,911	$ 169,571
Ratio: Aggregate indebtedness to net capital	2.23 to 1	.48 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA Form X-17A as of December 31, 2005 and 2004):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 129,148	$ 184,193
Correction of previously reported non-allowable assets	-	-
Net audit adjustments	(58,500)	(6,000)
Net capital per above	$ 70,648	$ 178,193

RD CAPITAL GROUP, INC.

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A Form X-17A-5 as of December 31, 2005 and 2004):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 111,873	$ 80,221
Correction of previously reported aggregate indebtedness	-	-
Audit adjustments	58,500	6,000
Schedule I	$ 170,373	$ 86,221

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2003	$ 35,000	$ 6,035	$ 24,618	$ 65,653
CONVERSION OF SUBORDINATED DEBT INTO ADDITIONAL PAID-IN CAPITAL	-	225,000	-	225,000
NET INCOME	-	-	15,753	15,753
BALANCE AT DECEMBER 31, 2004	35,000	231,035	40,371	306,406
NET INCOME	-	-	39,485	39,485
BALANCE AT DECEMBER 31, 2005	$ 35,000	$ 231,035	$ 79,856	$ 345,891

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
SUBORDINATED LIABILITIES, beginning of year	$ -	$ 225,000
INCREASES/RETIREMENTS-		
Conversion of subordinated notes to additional paid in capital	-	(225,000)
SUBORDINATED LIABILITIES, end of year	$ -	$ -

INDEPENDENT AUDITORS' REPORT ON INTERNAL

CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD CAPITAL GROUP, INC.** for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 20, 2006.


2107902
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